October 5, 2005



Mr. Michael A. Correale
Chief Financial Officer
Amscan Holdings, Inc.
80 Grasslands Road
Elmsford, NY 10523


	Re:	Amscan Holdings, Inc.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2005
Filed August 15, 2005
Response Letter Dated September 8, 2005
      File No. 333-14107


Dear Mr. Correale:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2004

Note 16 - Segment Information, page F-30

1. We have reviewed your response to prior comment number three. Please explain the basis for your conclusion that you have one operating segment, based on the guidance in SFAS 131. We note that you indicate that your segment determination was based on a management approach, or how you internally evaluate the operating performance of your business units. Please expand your response to specifically state the financial information that your CODM uses. Additionally, provide us with the reports that were used by the CODM for the period ended December 31, 2004, reconciled to the financial information reported in your filings. Please also identify for us your reporting units and explain how they were identified. We may have further comment.

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Management`s Discussion and Analysis of Financial Condition ...,
page
27

Three Months Ended June 30, 2005 Compared to Three Months Ended
June
30, 2004, page 28

2. We note your disclosure that the principal reason for the change in general and administrative expenses during the comparable periods is due to "higher depreciation and amortization expense (arising from changes in asset valuations and useful lives as a result of the Transactions)..." In contrast, we note that you make reference to depreciation and amortization in your discussion of gross profit changes during comparable periods in your Form 10-K for the fiscal year ended December 31, 2004. Please address whether or not your measure of gross profit, as presented on the face of your Consolidated Statements of Operations, includes all inventoriable costs of assets incident to or necessary for production or manufacturing of your products, including applicable depreciation and amortization.

Closing Comments

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Jennifer Goeken at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3683 with any other questions.

								Sincerely,



								Jill S. Davis
								Branch Chief

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Mr. Michael A. Correale
Amscan Holdings, Inc.
October 5, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
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